                                                                      EXHIBIT 12



               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                             (DOLLARS IN THOUSANDS)

                                                  Successor Basis - Taylor Capital        Predecessor Basis-
                                                     Group, Inc. - Consolidated            Cole Taylor Bank
                                               --------------------------------------    --------------------
                                                                       For the Period
                                                                         of Feb. 12,
                                                For the Years Ended         1997          For the Years Ended
                                                    December 31,         to Dec. 31,         December 31,
                                               --------------------    --------------    --------------------
                                                 1999        1998           1997           1996         1995
                                               --------    --------    --------------    --------     -------
 1. Income before income taxes and cumulative
    effect of change in accounting principle    $19,480     $15,794        $16,434        $29,664     $25,940

ADD BACK FIXED CHARGES:

 2. Total interest expense(1)                    64,390      65,409         60,458         66,377      64,366
 3. Interest included in operating lease
    rental expense(2)                             1,389       1,508          1,184          1,130         996
 4. Preferred stock dividend(3)                   5,296       5,295          4,697             --          --
                                                -------     -------        -------        -------     -------
 5. Adjusted earnings including interest on
    deposits                                     90,555      88,006         82,773         97,171      91,302
 6. Less: interest expense on deposits           49,132      48,056         45,275         53,518      47,034
                                                -------     -------        -------        -------     -------
 7. Adjusted earnings excluding interest on
    deposits                                    $41,423     $39,950        $37,498        $43,653     $44,268
                                                =======     =======        =======        =======     =======
 8. Fixed charges including interest on
    deposits (line 2 + line 3 + line 4)         $71,075     $72,212        $66,339        $67,507     $65,362
                                                =======     =======        =======        =======     =======
 9. Fixed charges excluding interest on
    deposits (line 8 - line 6)                  $21,943     $24,156        $21,064        $13,989     $18,328
                                                =======     =======        =======        =======     =======

RATIO OF EARNINGS TO FIXED CHARGES

10. Including interest on deposits (line
    5/line 8)                                      1.27        1.22           1.25           1.44        1.40
                                                =======     =======        =======        =======     =======
11. Excluding interest on deposits (Line
    7/line 9)                                      1.89        1.65           1.78           3.12        2.42
                                                =======     =======        =======        =======     =======

(1) Interest expense includes cash interest expense on deposits and other borrowings and amortization of debt issuance costs.
(2) Calculation of interest included in operating lease rental expense is representative of the interest factor attributable to the lease payment.
(3) The preferred stock dividend amount has been grossed up to compute the pretax income equivalent assuming an estimated 35% tax rate.